EXHIBIT 99.2

COMMUNICATION FROM COAST MOUNTAIN GEOPHYSICAL LTD.

T. Larsen
254-16 Midlake Blvd. SE
Calgary, AB  T2X 2X7
-----Original Message-----
From: Gary [mailto:gschel netrover.com
Sent: Friday, March 30, 2007 9:51 AM
To: lrl1 telus.net
Subject: First Corp Red Lake exploration

Dear Mr. Larsen

This is to confirm that we will have a crew available on or before May 1,2007 to conduct a magnetometer survey on your Red Lake project.We will be unable to supply the required report to the Ministry prior to the May 20 due date and therefore we will be filing for an extension. I will be forwarding a contract for services in the next few days. Please do not hesitate to contact me if have any questions.

Gary Schellenberg

President
Coast Mountain Geological Ltd.